Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574

Date: June 16, 2005

     A copy of a letter to be sent to members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

     The proposed conversion will be submitted to members of Diamond Growers for their consideration, and Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Growers are urged to read the registration statement and the accompanying documents when they become available. These documents contain important information about the conversion and will be available for free on the SEC web site at www.sec.gov.

Appendix A

IMPORTANT INSTRUCTIONS – PLEASE READ

Dear Grower:

     This package of materials is for your consideration in voting on a proposal to approve a plan of conversion. Your vote is important. We urge you to fill out the enclosed proxy card and submit it by mail prior to the special meeting or at one of the regional informational meetings. For your convenience, we have enclosed a WHITE stamped envelope addressed to the independent inspector of elections. Additionally, a special meeting of the members of Diamond Walnut Growers will be held on July 1, 2005, 10:00 a.m., at the Diamond of California cafeteria, 1050 S. Diamond Street, Stockton, where you may vote in person on the conversion.

     In connection with the special meeting and vote:

     1. You should read the enclosed disclosure statement/prospectus carefully. It contains important details about the conversion and related transactions.

     2. After reading the enclosed disclosure statement/prospectus, if you want to approve the transaction, you should mark the enclosed WHITE proxy card to vote. Please sign and date your proxy card.

     3. If you want to request that Diamond Foods redeem all or a portion of your property interest for cash in the conversion, complete, sign and date the enclosed WHITE Conversion Election card.

     4. Complete, sign and date the WHITE Form W-9, or taxpayer identification form. Failure to complete this form may result in federal income tax backup withholding on any cash payments made to you.

     5. Return your WHITE proxy card, Conversion Election card and Form W-9 in the enclosed WHITE envelope to EquiServe Trust Company, N.A., inspector of elections, as soon as possible. It must be received by 10:00 a.m. on July 1, 2005.

     6. If you would like to enter into a new Walnut Purchase Agreement to continue to deliver walnuts to Diamond, please turn to the enclosed BLUE Walnut Purchase Agreement and take the following steps:

     (A) fill out your name, contact information and the date on the top of page 1;

     (B) indicate the term you choose for your new Walnut Purchase Agreement (the remainder of your current term as indicated on the top of page 1, as well as the option to augment this term with a 3, 5 or 10 year extension) in Section 2 of the agreement;

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209•467•6000 Fax: 209•467•6709 www.diamondnuts.com

     (C) complete the Designation of Grower Orchards, or Exhibit A of the agreement; and

     (D) sign the Walnut Purchase Agreement on page 2.

     7. Return your completed and signed Walnut Purchase Agreement using the enclosed BLUE business reply envelope addressed to Diamond of California by July 1, 2005. The walnut purchase agreement must be signed and submitted no later than August 1, 2005.

     If after reading the enclosed disclosure statement/prospectus, you have questions or require additional information, you should attend one of the regional informational meetings listed on the schedule enclosed with this package or contact Sam Keiper at (209) 467-6232.

Thank you for your serious consideration of this proposal.

Sincerely,

John Gilbert
Chairman of the Board

Enclosures

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209•467•6000 Fax: 209•467•6709 www.diamondnuts.com

Grower Informational Meetings

REGION	DATE AND TIME	LOCATION

Region I	Tuesday, June 28, 2005	Visalia Convention Center
	2:00 P.M.	303 E. Acequia Avenue
Visalia, Ca

Region II	Thursday, June 30, 2005	Diamond of California
	2:00 P.M.	Cafeteria
1050 S. Diamond Street
Stockton, CA

Region III	Wednesday, June 29, 2005	Best Western Bonanza Inn
	2:00 P.M.	1001 Clark Avenue
Yuba City, CA